650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com

July 9, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brian Cascio
Tracey Houser
Tom Kluck
Suzanne Hayes

Re:	Tenaya Therapeutics, Inc.
Amended Draft Registration Statement on Form S-1
Submitted June 16, 2021
CIK No. 0001858848

Ladies and Gentlemen:

On behalf of our client, Tenaya Therapeutics, Inc. (“Tenaya” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 24, 2021, relating to the above referenced Amended Draft Registration Statement on Form S-1, confidentially submitted on June 16, 2021 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Revised Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement), all page references herein correspond to the Revised Registration Statement.

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS  ANGELES        NEW YORK

PALO ALTO        SAN DIEGO         SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC         WILMINGTON, DE

U.S. Securities and Exchange Commission

July 9, 2021

Draft Registration Statement on Form S-1 Amendment No. 1

Prospectus Summary

Our Pipeline, page 4

1.	Please explain in the meaning of the information in the column titled “USA Epl.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 126 of the Revised Registration Statement to clarify that this column, now labelled “USA Prevalence”, refers to the number of patients in the United States with the indication based on publicly available data.

2.

The table includes three separate programs with the general description “New Targets” that are all in the early stages of discovery. Please limit your table to product candidates that are sufficiently material to your business to warrant inclusion in your table. If these New Targets are material, identify the indications and expand your disclosure elsewhere to identify more specifically these programs or candidates.

In response to the Staff’s comment, the Company has revised the table on pages 4 and 126 of the Revised Registration Statement to remove New Targets.

Use of Proceeds, page 95

3.

We note your revised disclosure and response to comment 4. For the product candidates TN-201 in your MYBPC3 program and TYA-11631 in your HDAC6i program, please disclose if the proceeds will be sufficient to fund all three phases of clinical development. If not, disclose the phase of development you reasonable expect to complete with the proceeds from this offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Revised Registration Statement to include disclosure regarding how far each of TN-201 and TYA-11631 is expected to advance in the development process with the proceeds from the offering.

Business

Our Management Team and Investors, page 124

4.

Your response to comment 6 provides that the names of these investors are disclosed in the prospectus because they are holders in the Company’s preferred stock and are named as investors in the Company’s press releases. As noted in your response, these investors are currently not required to be disclosed in the principal stockholders section and you have not undertaken to provide updated information with respect to these investments. For these reasons, the identity of these parties does not provide meaningful information upon which to make an investment decision. Please remove the disclosure from your prospectus as highlighting these investors without undertaking to provide updated information is not appropriate.

U.S. Securities and Exchange Commission

July 9, 2021

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 127, and 128 of the Revised Registration Statement to remove RA Capital Management, the funds and accounts managed by T. Rowe Price Associates, and GV.

8. Common Stock, page F-20

5.

We note your disclosure in response to comment 8. Please tell us how you determined that the shares of common stock issued for the early exercise of options and restricted stock that are subject to repurchase are to be reflected as outstanding, since the transaction is not considered substantive for accounting purposes. Refer to ASC 718-10-55-31.a. for guidance.

The Company respectfully advises the Staff that, while the Company does consider the shares of common stock issued for the early exercise of options and unvested restricted stock that are subject to repurchase non-substantive for accounting purposes and for earnings per share computations in accordance with ASC 718-10-55-31.a, the Company includes such shares in its number of shares of common stock outstanding as it considers such shares outstanding from a legal perspective.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-20 and F-40 of the Revised Registration Statement to disclose the number of shares of common stock issued for the early exercise of options and unvested restricted stock that are subject to repurchase.

2. Summary of Significant Accounting Policies, page F-35

6.

Please disclose your consideration of ASU 2020-06, including whether you adopted this accounting pronouncement on January 1, 2021 and the impact adoption has had or may have on your consolidated financial statements. In this regard, we note your outstanding convertible preferred stock that could be subject to beneficial conversion feature accounting. Refer to SAB Topic 11:M for guidance.

The Company respectfully advises the Staff that it has not yet adopted accounting standard ASU 2020-06 and that the Company’s outstanding convertible preferred stock instruments did not include any cash conversion features or beneficial conversion features at issuance or subsequent to issuance as defined under current guidance. The Company currently does not expect the adoption of ASU 2020-06 to have a material impact on its financial statements. In response to the Staff’s comment, the Company has revised the disclosure on page F-34 of the Revised Registration Statement.

* * * *

U.S. Securities and Exchange Commission

July 9, 2021

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 849-3041 or jknapp@wsgr.com.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Jennifer Knapp
Jennifer Knapp

cc:	Faraz Ali, Tenaya Therapeutics, Inc.
Kenneth A. Clark, Wilson Sonsini Goodrich & Rosati, P.C.
Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.